October 2014
Pricing Sheet dated October 17, 2014 relating to
Preliminary Terms No. 217 dated September 29, 2014
Registration Statement No. 333-177923
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in International Equities

Trigger PLUS Based on the iShares® MSCI EAFE ETF due October 21, 2021

Trigger Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS — October 17, 2014
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the iShares® MSCI EAFE ETF
Reference index:	MSCI EAFE Index
Aggregate principal amount:	$2,950,460
Payment at maturity:

— If the final share price is greater than the initial share price, for each $10 stated principal amount Trigger PLUS,

$10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

— If the final share price is less than or equal to the initial share price, but is greater than the trigger level, for each $10 stated principal amount Trigger PLUS,

$10

— If the final share price is less than or equal to the trigger level, for each $10 stated principal amount Trigger Plus

$10 × share performance factor

This amount will be less than the stated principal amount of $10 per Trigger PLUS and will represent a loss of at least 50%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	The closing price of one ETF Share on the pricing date, which was $60.64, divided by the share adjustment factor
Final share price:	The closing price of one ETF Share on the valuation date
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See “General Terms of PLUS — Anti-Dilution Adjustments” in the accompanying product supplement no. MS-1-III.
Trigger level:	30.32, which is 50% of the initial share price
Leverage factor:	185%.
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$20.00 (200% of the stated principal amount) per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	October 17, 2014
Original issue date (settlement date):	October 22, 2014
Valuation date:	October 18, 2021, subject to postponement in the event of certain market disruption events and as described under “Description of Trigger PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-III
Maturity date:	October 21, 2021, subject to postponement in the event of certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-III
CUSIP / ISIN:	48127H554 / US48127H5542
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)

Commissions and issue price:	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Trigger PLUS	$10.00	$0.30(2)	$9.65
		$0.05(3)
Total	$2,950,460.00	$103,266.10	$2,847,193.90
(1)	See “Additional Information about the Trigger PLUS — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the Trigger PLUS.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.30 per $10 stated principal amount Trigger PLUS it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Underwriting (Conflicts of Interest)” beginning on page PS-69 of the accompanying product supplement no. MS-1-III.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount Trigger PLUS

The estimated value of the Trigger PLUS on the pricing date as determined by JPMS was $9.411 per $10 stated principal amount Trigger PLUS. See “Additional Information about the Trigger PLUS — JPMS’s estimated value of the Trigger PLUS” in the accompanying preliminary terms for additional information.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. MS-1-III, underlying supplement no. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Trigger PLUS” in the accompanying preliminary terms.

Preliminary terms no. 217 dated September  29, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214007275/e60745fwp.htm

Product supplement no. MS-1-III dated March  18, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214002102/e57956_424b2.pdf

Underlying supplement no. 1-I dated November  14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Prospectus supplement dated November  14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November  14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

October 2014	Page 1